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Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6:   Activities of Service Providers

    a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

Yes ☒ No ☐

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

CF&Co., an Aqua affiliate and SEC- and FINRA-registered broker-dealer, acts as a clearing broker on trades executed in Aqua and provides other clearing and settlement services, giving middle and back office employees of CF&Co. access to confidential post-trade information. These CF&Co. employees also provide similar services to CF&Co., other affiliated and unaffiliated clearing customers.

BGC Partners, L.P., a minority investor in Aqua, provides technology infrastructure and analytic services for Aqua. Authorized BGC technology personnel who provide analytic services to Aqua will receive historical (T+5 or older) Notice information. These personnel will receive anonymized information regarding the Aqua subscribers receiving the

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Notices and are only permitted to use the data to assist Aqua with transaction and signaling cost analysis.

Aqua's Chief Compliance Officer and Chief Risk Officer, along with subordinate compliance and risk personnel, are dually-registered with both Aqua and CF&Co. and provide similar services to CF&Co. and other Aqua affiliates. Risk personnel have access to summary post-trade information including gross and net amounts traded. Risk personnel can request access to historical trade information in order to perform reviews.

Neither employees of CF&Co. nor employees dually-registered with Aqua and CF&Co. have access to information about unexecuted orders or any other confidential pre-trade information.

Compliance personnel have no direct access to confidential information in the regular course of their responsibilities but have authority to inspect any aspect of Aqua's operations, which can include confidential trade information. This information is used by Compliance personnel in performing their duties, which may include assisting with regulatory exams and inquiry responses, surveillance and regulatory reporting (e.g., OATS, CAT and Electronic Blue Sheets).

b.   b.Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

Yes ☒ No ☐

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Please refer to Part III, Item 2 (Eligibility for ATS Services), Item 5 (Means of Entry), Item 11 (Trading Services, Facilities and Rules), Item 20 (Suspension of Trading), Item 21 (Trade Reporting), Item 22 (Clearance and Settlement) and Item 23 (Market Data) with respect to the parts of the ATS that the providers service.

Pursuant to a shared services agreement, another Aqua affiliate, Cantor Fitzgerald Securities ("CFS"), supports the operation of Aqua by screening potential subscribers (Part III, Item 2(b)), providing facilities and performing legal, compliance, human resources and other administrative functions.

Aqua Securities operates middle office applications ("Middle Office")

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responsible for communications regarding how trades are reported, allocated, cleared and settled. Middle Office receives allocation information from clients via the OASYS system provided by DTCC and books trades to the appropriate entity via FIS Data Systems Inc., Phase 3, a third-party securities processing software. Middle Office reports appropriate trades to the FINRA/Nasdaq Trade Reporting Facility ("TRF") and fulfills other regulatory obligations, such as OATS reporting. Middle Office also facilitates SEC 605/606 reporting through a third-party vendor, IHS Markit, VistaOneSolutions.

Third-party broker-dealers provide algorithmic services for Aqua's Price Discovery Solutions ("PDS") orders, as described in Part II, Item 5(a). PDS orders also involve the use of middleware provided by Raptor Trading Systems, an unaffiliated third-party technology vendor that manages the routing of orders to the unaffiliated third-party broker-dealer. Refer to Part III, Item 5(c) for additional details on PDS.

BGC Partners, L.P., a minority investor in Aqua Securities, provides technology infrastructure and analytic services for Aqua. Specifically, BGC Partners, L.P. provides information security services, business continuity planning (Part III, Item 20(a)) and manages and maintains the data center facility where Aqua hardware, software, and networking equipment are located.

Aqua Securities personnel are solely responsible for writing and maintaining all of the software code that comprises the ATS and associated systems.

Bloomberg provides market data feeds. Refer to Part III, Item 23 for additional information.

Goldman Sachs & Co. LLC, an SEC-registered broker-dealer and FINRA member firm, provides fully disclosed clearing and settlement services to Aqua, pursuant to a clearing agreement. The agreement contains provisions for keeping subscriber information confidential as it relates specifically to Goldman's function as a clearing broker. Refer to Part III, Item 22 for additional information.

c.   c.If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

Yes   No   If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

The third-party broker-dealers that provide algorithmic services on PDS orders, Jefferies LLC and Clearpool Execution Services, LLC, are also anonymous liquidity providers ("ALPs") in the Aqua ATS, submitting orders via FIX.

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Goldman Sachs & Co. LLC, which provides clearing and settlement services to Aqua, is also a subscriber to Aqua ATS. Goldman Sachs & Co. LLC is a liquidity provider in the Aqua ATS, submitting orders via FIX, as an ALP and an identified liquidity provider ("ILP"). Refer to the following sections for additional detail on the ILP and ALP: Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; Part III, Item 12, Liquidity Providers; and Part III, Item 14, Counter-Party Selection.

d.   d.If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

Yes   No

If no, identify and explain any differences. **N/A**

Item 7:   Protection of Confidential Trading Information

a.   a.Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i.   i.written standards controlling employees of the ATS that trade for employees' accounts; and

Aqua's written procedures require physical and technological security and procedural controls to limit and monitor access. Aqua's offices are physically separated from its Broker Dealer affiliates. Only Aqua employees with keycard access are granted unchaperoned access to Aqua's offices, which are located in a building one mile distant from CF&Co.'s New York offices. Aqua's written supervisory procedures stipulate that access to information is granted on a limited, need-to-know basis only to authorized personnel, *i.e.,* an employee who has access to information only as required to perform his/her specific duties at Aqua. Employees are only provided with access to the network and network resources that they have been specifically authorized to use. Aqua maintains a written System Access procedure for granting and terminating user access and monitors access for adherence to the procedures.

Neither employees of CF&Co. nor employees dually-registered with Aqua and CF&Co. have access to information about unexecuted orders or any other confidential pre-trade information.

BGC Partners, L.P., a minority investor in Aqua Securities, provides technology infrastructure and analytic services for Aqua. Authorized BGC technology personnel who provide analytic services to Aqua will receive

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historical (T+5 or older) Notice information. These personnel will receive anonymized information regarding the Aqua subscribers receiving the Notices and are only permitted to use the data to assist Aqua with transaction and signaling cost analysis. Prior to obtaining access, the authorized personnel must certify that they have read and understand the requirements related to protection of the information they receive from Aqua.

Goldman Sachs & Co. LLC, an SEC-registered broker-dealer and FINRA member firm, provides fully disclosed clearing and settlement services to Aqua pursuant to a clearing agreement. Pursuant to the terms of this agreement, Goldman agreed not to disclose or utilize any confidential information (non- public information acquired in its capacity as clearing broker) of Aqua and its customers. Information Aqua provides to Goldman pursuant to its clearing arrangement is used for the limited purposes of Goldman's function as a clearing broker, including associated compliance, legal, risk, operations and regulatory purposes.

Refer to Part II, Item 6 for additional details on third-party service provider access to information.

Aqua does not "scrape" a subscriber's OMS/EMS in the sense that scraping involves centralizing detailed OMS/EMS order information within an ATS. In Aqua, OMS/EMS order information is not reported back to a central Aqua server for comparison with other orders, or otherwise made available outside of the liquidity-taker's environment. Instead of centralizing private trading interest for comparison with orders, Aqua de-centralizes orders for comparison with private trading interest safely behind the liquidity taker's firewall or within a datacenter of the liquidity taker's choice. By not making this information available to Aqua or affiliate personnel, Aqua provides a high degree of client information security.

The Firm's Cybersecurity Policies cover acceptable use standards, information security and incident response. Each employee must complete annual Cybersecurity training. Employees are instructed to escalate any issues to Compliance and the Information Security Department as necessary, pursuant to the policy.

All employees are required to acknowledge that they have read, understand and agree to comply with Aqua's policies and procedures, including policies and procedures regarding the confidential treatment of information, insider trading and other key topics. Employees must certify annually their compliance with these policies.

Employees of the ATS that trade for personal trading accounts must request and obtain prior approval from a supervisor or the Aqua CEO (or designee) for any securities trades covered by the policy. In the event of a potential conflict of interest, the supervisor escalates to Compliance for further

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review or denies the trade request. Additionally, before submitting requests for trading in personal accounts, employees must first attest that they do not have any material non-public information about the referenced company and confirm that they do not believe the trade represents a conflict with client orders or business. Positions in personal accounts must be held for a minimum holding period.

ii.

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

The Firm's Compliance Department receives electronic brokerage feeds, trade confirmations and monthly statements to conduct reviews of employee transactions. Any potential issues identified are escalated to the employee's supervisor and may result in disciplinary action.

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